[Letterhead of Centerline Capital Group]

VIA EDGAR

June 23, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Independence Tax Credit Plus L.P. Form 10-K for the Fiscal Year Ended March 31, 2009 Filed June 29, 2009 File No. 033-37704
Ladies and Gentlemen:

In connection with responding to the above comments from the Staff of the Division of Corporation Finance regarding the above-referenced filing, Independence Tax Credit Plus L.P. hereby acknowledges that:

●	it is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need further information, please do not hesitate to contact me at (212) 317-5700.  We hope that our responses to the Staff’s concerns are found to be adequate.

Very truly yours,

Independence Tax Credit Plus L.P.

By:	Related Independence Associates L.P.,
its General Partner

	By:	Independence Associates GP LLC,
a General Partner

		By:	/s/ Robert Pace
Robert Pace
Chief Financial Officer and Principal Accounting Officer